[redacted]

SECUI 13011664 MMISSION

SEC Mail Processing Section FEB 21 2013 Washington DC 400

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**SEC FILE NUMBER**
8-68892

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JLT Capital Partners LLC

OFFICIAL USE ONLY
158345
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Londonderry Road
(No. and Street)

Windham (City) NH (state) 03087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Tovey 603-552-3376
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek & Der Ananian, LLC
(Name - if individual, state *last, first, middle name*)

319 Littleton Rd, Suite 101 (Address) Westford (City) MA (state) 01886 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I James Tovey swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JLT Capital Partners LLC as of DECEMBER 31 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James O. Tovey
Signature

MANAGING PRINCIPAL
Title

NICOLE L. MERRILL, Justice of the Peace / Notary Public
My Commission Expires October 7, 2014

This report** contains (check all applicable boxes):
[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Financial Condition.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x](m)A copy of the SIPC Supplemental Report.
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**JLT CAPITAL PARTNERS LLC**

## INDEX

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

## INDEPENDENT AUDITORS' REPORT

To the Manager of
JLT CAPITAL PARTNERS, LLC
Boston, Massachusetts

We have audited the accompanying financial statements of JLT CAPITAL PARTNERS, LLC which comprise balance sheet as of December 31, 2012, and the related statement of operations, changes in members' capital, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

**Auditors' Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## INDEPENDENT AUDITORS' REPORT (con't)

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JLT CAPITAL PARTNERS, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants
Westford, Massachusetts
February 11, 2013

**JLT CAPITAL PARTNERS, LLC**
BALANCE SHEET
As of December 31, 2012

## Assets:

| | | |
|---|---|---|
| Current Assets: | | |
| Cash and cash equivalents | $ | 14,196 |
| Other current assets | | 3,076 |
| Total Current Assets | | 17,272 |
| Fixed assets, net | | - |
| Total Assets | $ | 17,272 |

## Liabilities and Members' Capital:

| | | |
|---|---|---|
| Current Liabilities: | | |
| Accounts payable and accrued expenses | $ | 1,931 |
| Members' Capital: | | 15,341 |
| Total Liabilities and Members' Captital | $ | 17,272 |

The accompanying notes are an integral part of these financial statements.

**JLT CAPITAL PARTNERS, LLC**
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

| | | |
|---|---|---|
| Revenues: | | |
| Retainer fee income | $ | 0 |
| Operating expenses: | | |
| Business Licenses and Permits | | 427 |
| Computer and Internet | | 2,310 |
| Continuing Education | | 2,098 |
| Dues and Subscriptions | | 8,063 |
| Insurance | | 440 |
| Office Supplies | | 579 |
| Postage and Delivery | | 93 |
| Printing and Reproduction | | 1,698 |
| Professional Fees | | 9,150 |
| Regulatory | | 1,100 |
| Telephone | | 1,488 |
| Travel & Lodging | | 4,506 |
| Meals & Entertainment | | 2,275 |
| Total operating expenses | | 34,227 |
| Net loss | $ | (34,227) |

The accompanying notes are an integral part
of these financial statements.

**JLT CAPITAL PARTNERS, LLC**
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2012

| | | |
|---|---|---|
| Balance, December 31, 2011 | $ | 14,568 |
| Member contribution | | 35,000 |
| Net Loss | | (34,227) |
| Member distribution | | 0 |
| Balance, December 31, 2012 | $ | 15,341 |

The accompanying notes are an integral part
of these financial statements.

**JLT CAPITAL PARTNERS, LLC**
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Income | $ | (34,227) |
| Adjustments to Reconcile Net Loss to net cash used in operating activities: | | |
| Prepaid Expenses | | (3,076) |
| Accounts Payable | | 254 |
| Accrued Expense | | 100 |
| Net cash used in operating activities | | (36,949) |
| Cash Flows from Financing Activities: | | |
| Member Contributions | | 35,000 |
| Net cash provided by financing activities | | 35,000 |
| Net decrease in cash and cash equivalents | | (1,949) |
| Cash and cash equivalents - January 1, | | 16,145 |
| Cash and cash equivalents - December 31, | $ | 14,196 |
| Non Cash Activities: | $ | 0 |

The accompanying notes are integral part
of these financial statements.

## Note 1. Organization and Basis of Presentation

### NATURE OF BUSINESS

JLT Capital Partners LLC (the Company) was organized on May 6, 2011. The Company, which is located in Windham, New Hampshire, is a registered Broker and Dealer in securities, and serves as a marketing and solicitation agent for investment managers and investment advisers. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority.

The Company has been developing relationships with, and performing due diligence on potential investment managers and investment advisors since its application for FINRA membership was approved in January, 2012. The Company is in the early stages of working towards representation agreements with one or more investment managers. When representation agreements are in place, the Company will have opportunity for revenue based on successful fundraising on behalf of its investment manager clients.

### SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Cash and Cash Equivalents**
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

**Limited Liability Company / Income Taxes**
The financial statements include only those assets, liabilities and results of operations which relate to the business of JLT Capital Partners LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to the members' individual activities.

The Company is taxed as a partnership for federal and state income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual income tax returns.

**Recognition of Income**
The Company did not receive any revenue during the period January 1, 2012 through December 31, 2012, and at December 31, 2012, there was no accounts receivable or deferred revenue balances.

**Fair Value Measurement – Current Receivables and Payables**
As required by Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", due to their short-term nature, the amounts recognized for all current receivables and payables approximate fair value.

Note 1. Summary of Significant Accounting Policies (continued)

**Fixed Assets**
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

| | |
|---|---|
| Computer and office equipment | 5 years |
| Furniture & fixtures | 7 years |

**Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

Note 2. Fixed Assets

The Company has no fixed assets and no depreciation expense for the year ended December 31, 2012.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 8 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed

10 to 1. At December 31, 2012, the Company had net capital of $12,265 which was $7,625 in excess of its required net capital.

## Note 4. Commitments

The Company occupies it office facilities in the personal residence of the Managing Member, James Tovey, and there is no rent charged to the Company. The Company does not have any other commitments as of December 31, 2012.

## Note 5. Income Taxes

The Company is taxed as a partnership for U.S. income tax purposes and therefore no provision for U.S. income tax is recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual income tax returns. The Company is subject to New Hampshire business profits and business enterprise tax.

As of December 31, 2012, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740-10, and accordingly, management has concluded that no additional disclosures are required for uncertain tax positions.

## Note 6. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2012) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

## Note 7. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (i), as a third-party marketing firm focused on representing institutional-quality investment managers.

## Note 8. Subsequent Events

Management's evaluation of estimates, assumptions, and subsequent events considered in the preparation of these financial statements is limited to information readily available as of February 6, 2013, the date that the financial statements were available to be issued. There were no transactions or events that required disclosure as subsequent events.

**JLT CAPITAL PARTNERS, LLC**
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

| | | | |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL | | | |
| Members' capital | | $ | 15,341 |
| Less non-allowable assets: | | | |
| Prepaid Expenses | 3,076 | | |
| | | | 3,076 |
| Net Capital | | $ | 12,265 |
| AGGREGATE INDEBTEDNESS | | | |
| Accounts payable and accrued expenses | | | 1,931 |
| Total Aggregate Indebtedness | | $ | 1,931 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | | |
| Minimum capital requirement | | | 5,000 |
| Excess Net Capital | | $ | 7,265 |
| Ratio: Aggregate indebtedness to net capital | | | 0.16 |

See accompanying notes
and independent auditors' report.

**JLT CAPITAL PARTNERS, LLC**
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2012)

| | | |
|---|---|---|
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report | $ | 12,265 |
| Net audit adjustments | | 0 |
| Net Capital per above | $ | 12,265 |

See accompanying notes
and independent auditors' report.

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Manager of
JLT Capital Partners, LLC
Windham, New Hampshire

In planning and performing our audit of the financial statements and supplementary schedules of JLT Capital Partners, LLC (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, *the Financial Industry Regulatory Authority,* and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants
Westford, Massachusetts
February 11, 2013

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

**Paolilli, Jarek & Der Ananian, LLC**
CERTIFIED PUBLIC ACCOUNTANTS

**Gerald F. Paolilli, CPA**
**Roger P. Jarek, Jr., CPA**

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To the Manager of
JLT Capital Partners, LLC
Windham, New Hampshire

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by JLT CAPITAL PARTNERS, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating JLT CAPITAL PARTNERS, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). JLT CAPITAL PARTNERS, LLC's management is responsible for the Company's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants
Westford, Massachusetts
February 11, 2013

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

**JLT CAPITAL PARTNERS, LLC**
SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
For the Year Ended December 31, 2012

| Payment Date | To Whom Paid | Amount |
|---|---|---|
| 7/9/12 | SIPC | $ 0 |
| 1/10/13 | SIPC | 0 |
| | | $ 0 |

See preceding independent accountants' report
on applying agreed-upon procedures
related to an entity's SIPC assessment reconciliation.